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                               July 13, 2022

       Yi Shao
       Chief Executive Officer
       Oriental Culture Holding LTD
       Room 1402, Richmake Commercial Building
       198-200 Queen   s Road Central, Hong Kong

                                                        Re: Oriental Culture
Holding LTD
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed June 15, 2022
                                                            File No. 333-262398

       Dear Mr. Shao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-3 filed June 15,
2022

       Cover Page

   1. We note your disclosure regarding the Holding Foreign Companies Accountable Act.
                                                        Please revise to also
discuss the Accelerating Holding Foreign Companies Accountable
                                                        Act and include
cross-references to the individual risk factors related to the discussion in the fourth paragraph of
the cover page.
   2. We note your response to comment 3, as well as your amended disclosure. Additionally, please amend your
disclosure here and in the prospectus summary and risk factors sections to state that,
to the extent cash and/or assets in the business are in the PRC and/or
                                                        Hong Kong or your PRC
and/or Hong Kong entities, including HKDAEx, International
                                                        Exchange, Oriental
Culture HK, the VIE, and the WFOE, such funds and/or assets may
 Yi Shao
Oriental Culture Holding LTD
July 13, 2022
Page 2
         not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. On the cover page, provide cross-references to these other discussions.
3. We note your discussion on page 9 of the limitations on cash transfer and foreign exchange control. Briefly describe these restrictions on the cover page, and provide a cross-reference to your discussion of this issue in your prospectus summary and risk factors sections, as well. To the extent you have any cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g. whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred.
         Provide a cross-reference on the cover page to the discussion in the prospectus summary.

General

4. Please revise all references to "our VIE" to instead state "the VIE" or "a VIE," as you do not own or control the VIE. Please also revise the definition of "PRC" and "China" so that it does not exclude Hong Kong and Macau.
5. We note your response to comment 5, as well as your amended disclosure on page 11.
       Additionally, on the cover page, please revise your disclosure that you "control and
       receive the economic benefits of our VIE   s business operations through
certain contractual
       arrangements" and that you have "entered into a series of agreements . . .. through which
       [you] effectively control and derive all of the economic interest and benefits from Jiangsu
       Yanggu" to qualify such statement with disclosure of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and the fact that you are the primary beneficiary of the VIE for accounting purposes. On page 1, please remove your reference to "in lieu of direct equity ownership," as such statement implies that you could have indirect ownership, and instead revise your disclosure to similarly qualify such statement with the disclosure noted in the preceding sentence. In this regard, please ensure that all
FirstName LastNameYi Shao
       references to control or benefits that accrue to you because of the VIE are limited to a
Comapany
       clearNameOriental
             description ofCulture   Holdingyou
                             the conditions  LTDhave satisfied for
consolidation of the VIE under
July 13,U.S.
         2022GAAP.
               Page 2
FirstName LastName
 Yi Shao
FirstName  LastNameYi
Oriental Culture HoldingShao
                         LTD
Comapany
July       NameOriental Culture Holding LTD
     13, 2022
July 13,
Page  3 2022 Page 3
FirstName LastName
        You may contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-
3792 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Jeffrey Li